Exhibit 19.1
BROADWAY FINANCIAL CORPORATION

INSIDER TRADING AND ANTI-HEDGING POLICY

AND GUIDELINES WITH RESPECT TO

CERTAIN TRANSACTIONS IN COMPANY SECURITIES

January 17, 2025

This Insider Trading Policy (this “Policy”) provides guidelines to employees, officers and directors of Broadway Financial Corporation and its subsidiaries, including City First Bank, National Association (collectively, the “Company” or “BFC”) with respect to transactions in BFC’s securities.  All directors and officers must sign an annual certification stating that this policy has been read, understood and that each agrees to comply with its terms.  The Corporate Secretary will maintain these certifications (See EXHIBIT A).

I.	APPLICABILITY OF POLICY

This Policy applies to all transactions in BFC’s securities, including common stock, preferred stock, options for common stock and any warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock.  It applies to all officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), of the Company, all members of the Company’s Board of Directors (the “Board”), and all employees of, and consultants and contractors to, the Company and its subsidiaries (collectively, “Company Personnel”).  This Policy also applies to family members who reside with Company Personnel, anyone else who lives in their household and any family members who do not live in their household but whose transactions in Company securities are directed by them or are subject to their influence or control (“Family Members”), as well as corporations, trusts, or other entities controlled, influenced or managed by them or their Family Members (“Controlled Entities” and together with Company Personnel and Family Members, “Insider(s)”).

II.	STATEMENT OF POLICY

A.	General Policy

It is the policy of BFC to oppose the unauthorized disclosure of any non-public information acquired in the workplace and the misuse of Material Non-public Information in securities trading.

B.	Specific Policies

1.         Trading on Material Non-public Information.  No Insider shall engage in any transaction involving a purchase, gift or sale of BFC’s securities, including any offer to purchase, offer to gift or offer to sell, during any period commencing when the Insider possesses Material Non-public Information concerning BFC, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such non-public information is no longer material.  As used herein, the term “Trading Day” shall mean a day on which the Nasdaq stock market is open for trading. The mere fact that a person is aware of Material Non-public Information is a bar to trading.  It is no excuse that such person’s reasons for trading were not based on the Material Non-public Information.

2.          Tipping.  No Insider shall disclose (“tip”) Material Non-public Information to any other person (including Family Members and Controlled Entities) or suggest that anyone purchase, sell, gift, or otherwise trade BFC’s securities while the Insider is aware of Material Non-public Information.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

3.          Confidentiality of Non-Public Information.  Non-public information relating to BFC is the property of BFC and the unauthorized disclosure of such information is forbidden.  This Policy does not restrict legitimate business communications to Company Personnel who require the information in order to perform their business duties.  Material Non-public Information, however, should not be disclosed to persons outside the Company unless an Insider is specifically authorized to disclose such information and such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company (including, in some cases and if appropriate, a written confidentiality agreement).

III.
4.         Non BFC Securities.  The restrictions above also apply to any security of any other company (including customers, vendors or suppliers of the Company), whether or not issued by BFC, while an Insider is in possession of material, non-public information about such other company that was obtained in the course of his or her involvement with BFC.  No Insider who knows of any such information may communicate that information to any other person.

5.         Company Transactions.  From time to time, the Company may engage in transactions in its own securities.  It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board or appropriate committee, if required) when engaging in transactions in Company securities.

6.          Shadow Trading. No Insider may buy or sell securities of another company at any time when the Insider has Material Non-Public Information about that company or has Material Non-Public information that could affect the share price of that company, including companies that are economically linked to the Company.

IV.	POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

A.           Liability for Insider Trading.

Insiders may be subject to severe financial and criminal penalties for engaging in transactions in the Company’s securities at a time when they have knowledge of non-public information regarding the Company. The consequences for insider trading include monetary penalties in the form of civil fines of up to three times the profit gained or loss avoided by the trade and criminal fines of up to $5,000,000, as well as criminal sentences of up to 20 years in prison.

B.           Liability for Trading.

Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed non-public information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities.  The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading.  The SEC, the stock exchanges, and the Financial Industry Regulatory Authority, or FINRA, use sophisticated electronic surveillance techniques to uncover insider trading.

C.           Possible Disciplinary Action.

Employees of BFC and its subsidiaries who violate this Policy shall also be subject to disciplinary action, which could include, but shall not be limited to, termination of employment or ineligibility for future participation in the Company’s equity incentive plans.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

IV.	Guidelines

A.           Mandatory Trading Window for Officers, Directors and Certain Employees – Recommended for All Employees

The period just prior to the end of each quarter and ending two Trading Days following the date of public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws.  This sensitivity is due to the fact that officers and directors often possess Material Non-public Information about the expected financial results for the quarter.

Even after information has been released to the public, Insiders must still refrain from trading until the market has had an opportunity to evaluate the information.  Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, all directors, officers and employees having access to BFC’s internal financial statements as designated and notified by the Company (collectively, “BFC Officials”) together with their Family Members and Controlled Entities, shall refrain from conducting transactions involving the purchase, sale, or other trade  of the Company’s securities during the period beginning two weeks before the end of each quarter, and ending two Trading Days following the date of public disclosure of the financial results for that quarter (the “Non-Trading Window”).  BFC Officials may conduct transactions involving the purchase or sale of Company’s securities at any time other than during the Non-Trading Window.

From time to time, BFC may also recommend that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public.  In such event, such persons are advised not to engage in any transactions involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

The purpose behind the self-imposed “Trading Window” period is to help establish a diligent effort to avoid any improper transaction.

It should be noted, however, that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person.  Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor”, and all directors, officers and other persons should use good judgment at all times.

Directors and officers of the Company and any other persons together with their family members, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise (other than an exercise of stock options for cash under the Company’s Stock Option Plan, as set forth in the final paragraph of Section VI below), a gift, a contribution to a trust, or any other transfer) if they are in possession of Material Non-public Information.

B.           Preclearance

Officers, directors and other applicable members of management, or employees who have been notified that they are subject to preclearance requirements face a further restriction: Even when not subject to a Non-Trading Window, they may not engage in any transaction in the Company’s securities without first obtaining preclearance of the transaction from the General Counsel at least two business days in advance of the proposed transaction. If the General Counsel approves the transaction the transaction may proceed and the General Counsel or his or her designee will help comply with any required reporting requirements under Section 16(a) of the Exchange Act. The General Counsel shall submit his or her trades to the Chief Financial Officer for pre-clearance.

Precleared transactions not completed within two business days will require new pre-clearance. The Company may choose to shorten this period.  If the General Counsel or his or her designee advises you that you are not precleared, then you may not affect any trades in the securities under any circumstances, and you must not inform anyone within or outside of the Company of the restriction.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

C.           Rule 10b5-1 Trading Plans

Rule 10b5‐1(c) under the Exchange Act provides for an affirmative defense against insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets specified conditions.  In order to be eligible to rely on this defense, a person must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Trading Plan”).  If the plan meets the requirements of Rule 10b5-1, transactions in Company securities may occur even when the person who has entered into the plan is aware of Material Non-public Information.  In addition to complying with requirements of Rule 10b5-1 under the Exchange Act, under this Policy, the adoption, amendment or termination of a Rule 10b5-1 Trading Plan must meet the requirements set forth in Appendix A, “Guidelines for Rule 10b5-1 Trading Plans.”

For the avoidance of doubt, transactions pursuant to Rule 10b5‐1 Trading Plans that are effected in accordance with this Policy may occur notwithstanding the other prohibitions included herein.

D.           Anti-Hedging

The Board believes that it is inappropriate for Insiders to hedge or monetize transactions to lock in the value of holdings in the securities (debt or equity) of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of the Company’s securityholders generally. The Board, therefore, wishes to prohibit those subject to this policy from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company, through the purchase of financial instruments designed to offset such risk.

No Insider may, at any time, directly or indirectly, engage in any kind of hedging transaction that could reduce or limit such person’s holdings, ownership or interest in or to any common shares or other securities of the Company, including without limitation outstanding stock options, deferred share units, restricted share units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of securities of the Company. Prohibited transactions include the purchase by an Insider of financial instruments, including, without limitation, prepaid variable forward contracts, instruments for short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

E.           Margin Accounts and Pledges

Securities held in a margin account or pledged as collateral for a loan may be sold by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. You may not have control over these transactions as the securities may be sold at certain times without your consent. A margin or foreclosure sale that occurs when you are aware of Material Non-public Information may, under some circumstances, result in unlawful insider trading. Because of this danger, no Insider may hold Company stock in a margin account or pledge Company securities as collateral for a loan.

F.           Individual Responsibility

Every Insider has the individual responsibility to comply with this Policy against Insider trading, regardless of whether BFC has a mandatory Trading Window for that Insider or any other Insiders of the Company.  The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company securities.

An Insider may, from time to time, have to forego a proposed transaction even if he or she planned to make the transaction before learning of the Material Non-public Information and even though the Insider believes he or she may suffer an economic loss or anticipated profit by waiting.

G.           Post-Termination Transactions

This Policy will continue to apply to an Insider’s transactions in Company securities after the Insider’s employment, service, or relationship with the Company has terminated until the latest of such time as the Insider is no longer aware of Material Non-public Information or such time as such information has been publicly disclosed or is no longer material.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

V.	Definition of Material Non-public Information

It is not possible to define all categories of material information.  However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase, gift or sale of the Company securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  Examples of such information may include:

▪	Financial results
▪	Projections of future earnings or losses
▪	Results of product development
▪	News of a pending or proposed merger or joint venture
▪	News of the disposition of a subsidiary or branch
▪	Impending bankruptcy or financial liquidity problem
▪	Gain or loss of a substantial customer or supplier
▪	Changes in dividend policy
▪	Establishment of a repurchase program for Company securities
▪	New product announcements of a significant nature
▪	Significant product modifications
▪	Significant pricing changes
▪	Stock splits
▪	New equity or debt offerings
▪	Acquisitions
▪	Significant litigation exposure due to actual or threatened litigation
▪	Major changes in control, senior management, or the Board
▪	Changes in auditors
▪	Significant actual or potential cybersecurity incidents
▪	Labor negotiations
▪	Major environmental incidents

Either positive or negative information may be material.  Historical facts, projections and forecasts may be material.

Information is considered to be available to the public only when it has been released to the public through appropriate channels (for example, by means of a press release, a publicly accessible conference call or a filing with the SEC) and enough time has elapsed to permit the investment market to absorb and evaluate the information.  As a general rule, information is considered absorbed and evaluated after two full trading days has elapsed after the information is released.  For example, if the Company announces material nonpublic information before trading begins on Wednesday, then a transaction in Company securities may be executed on Friday; if the Company announces material nonpublic information after trading begins on Wednesday, then a transaction in Company securities may be executed on Monday.

VI.         Definition of Trading and Transactions

For purposes of this Policy, references to “trading” and “transactions” in Company include, among other things:

•	purchases and sales of Company securities in public markets or private transactions;
•
sales of Company securities obtained through the exercise of employee stock options granted by the Company, including broker‐assisted cashless exercise (i.e., the broker selling some or all of the shares underlying the option on the open market);

•	making gifts of Company securities (including charitable donations); or
•	contributing the Company securities to a trust or another transfer.

Conversely, references to “trading” and “transactions” do not include:

•	the exercise of Company stock options if no shares are to be sold or if there is a “net exercise” (i.e., the use of the underlying shares to pay the exercise price and/or tax withholding obligations);
•	the vesting of Company stock options, restricted stock or restricted stock units;
•	the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units; or
•	any other purchase of Company securities from the Company or sales of Company securities to the Company in accordance with applicable securities and state laws.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

VII.	Additional Information – Directors and Officers

Directors and Officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act.  The practical effect of these provisions is that directors and officers who purchase, gift and sell BFC’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Non-public Information.  Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s Option Plans, nor the exercise of that Option, nor the receipt of stock under the Company’s Employee Stock Purchase Plan is deemed a purchase order under Section 16.  However, the sale of any such shares is a sale under Section 16.  Moreover, as discussed in Section IV.D above, no director or officer may ever make a short sale of the Company stock.  The Company has provided, or will provide, separate memoranda and other appropriate materials to its directors and officers regarding compliance with Section 16 and its related rules.

VIII.	No Hardship Exemptions

Please note that there may be instances where you suffer financial harm or other hardship or are otherwise required to forgo a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse a failure to comply with this Policy.

IX.	Inquiries

Please direct your questions as to any of the matters discussed in the Policy to the Company’s General Counsel or Chief Executive Officer.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

APPENDIX A

Guidelines for Rule 10b5-1 Trading Plans

As discussed in the Policy, Rule 10b5-1 provides an affirmative defense from insider trading liability.  In order to be eligible to rely on this defense, Insiders must enter into a Rule 10b5-1 Trading Plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1.  Capitalized terms used in these guidelines without definition have the meaning set forth in the Policy.

 These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1.  The General Counsel or his or her designee will interpret and administer these guidelines for compliance with Rule 10b5-1, the Policy and the requirements below.  No personal legal or financial advice is being provided by the General Counsel or his or her designee regarding any Rule 10b5-1 Trading Plan or proposed trades.  Insiders remain ultimately responsible for ensuring that their Rule 10b5-1 Trading Plans and contemplated transactions fully comply with applicable securities laws.  It is recommended that Insiders consult with their own attorneys or other advisors about any contemplated Rule 10b5-1 Trading Plan. Note that for any director or officer, the Company is required to disclose the material terms of his or her Rule 10b5-1 Trading Plan (and may be required to disclose the material terms of Rule 10b5-1 Trading Plans of Family Members and Controlled Entities of such persons), other than with respect to price, in its periodic report for the quarter in which the Rule 10b5-1 Trading Plan is adopted or terminated or modified (as described below).

1.         Pre-Clearance Requirement.  The Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the General Counsel (or, in the case of the General Counsel, by the Chief Financial Officer) at least five Trading Days prior to the entry into the plan in accordance with the procedures set forth in the Policy and these guidelines.  The Company may require that Restricted Persons use a standardized form of Rule 10b5-1 Trading Plan.

2.         Time of Adoption.  Subject to pre-clearance requirements described above, the Rule 10b5-1 Trading Plan must be adopted at a time:

•	When the Insider is not aware of any Material Non-public Information; and
•	If the Insider is subject to Non-Trading Windows, the Window Period is open.

3.         Plan Instructions.  Any Rule 10b5-1 Trading Plan adopted by any Insider must be in writing, signed, and either:

•	specify the amount, price and date of the sales (or purchases) of Company securities to be effected;
•	provide a formula, algorithm or computer program for determining when to sell (or purchase) the Company’s securities, the quantity to sell (or purchase) and the price; or
•	delegate decision-making authority with regard to these transactions to a broker or other agent without any Material Non-public Information about the Company or its securities.

For the avoidance of doubt, Insiders may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Trading Plan.

4.         No Hedging.  Insiders may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Trading Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Trading Plan is in effect.

5.         Good Faith Requirements.  Insiders must enter into the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1.  Restricted Persons must act in good faith with respect to the Rule 10b5-1 Trading Plan for the entirety of its duration.

6.         Certifications for Section 16 Persons.  Directors and officers and their Family Members and Controlled Entities that enter into Rule 10b5-1 Trading Plans must certify that they are: (1) not aware of any Material Non-public Information about the Company or the Company securities; and (2) adopting the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

7.         Cooling Off Periods.  The first trade under the Rule 10b5-1 Trading Plan may not occur until the expiration of a cooling-off period as follows:

•
For directors and officers (as well as their Family Members and Controlled Entities), the later of (1) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Trading Plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5-1 Trading Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.

•	For other Insiders, 30 days after adoption of the Rule 10b5-1 Trading Plan.

8.         No Overlapping Rule 10b5-1 Trading Plans.  An Insider may not enter into overlapping Rule 10b5-1 Trading Plans (subject to certain exceptions).  Please consult the General Counsel or his or her designee with any questions regarding overlapping Rule 10b5-1 Trading Plans.

9.         Single Transaction Plans.  An Insider may not enter into more than one Rule 10b5-1 Trading Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions).  A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

10.      Modifications and Terminations.  Modifications/amendments and terminations of an existing Rule 10b5-1 Trading Plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination.  Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Trading Plan will be deemed to be a termination of the current Rule 10b5-1 Trading Plan and creation of a new Rule 10b5-1 Trading Plan.  If an Insider is considering administerial changes to a Rule 10b5-1 Trading Plan, such as changing the account information, the Insider should consult with the General Counsel or his or her designee in advance to confirm that any such change does not constitute an effective termination of the plan.

As such, the modification/amendment of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the General Counsel or his or her designee in accordance with pre-clearance procedures set forth in the Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2 - 9 of these guidelines regarding the adoption of a new Rule 10b5-1 Trading Plan.

The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the General Counsel or his or her designee in accordance with pre-clearance procedures set forth in the Policy and these guidelines.  Except in limited circumstances, the General Counsel or his or her designee will not approve the termination of a Rule 10b5-1 Trading Plan unless:

•	The Insider is not aware of any Material Non-public Information; and
•	If the Insider is subject to Non-Trading Windows, the Window Period is open.

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025

EXHIBIT A

BROADWAY FINANCIAL CORPORATION
ANNUAL INSIDER POLICY CERTIFICATION

Date: _____________

Dear Employee, Officer or Director:

Enclosed is a copy of the Broadway Financial Corporation’s (together with its subsidiaries, the “Company”) Insider Trading Policy, and, for directors, officers and certain employees having regular access to Material Non-public Information, the Company’s Insider Trading Compliance Program.  As described in the Insider Trading Policy, violations of the insider trading laws can result in significant civil and criminal liability.  Accordingly, please take time to read the materials provided, and then sign and return the attached copy of this letter to me.

Sincerely,

/S/

Audrey A. Phillips

Corporate Secretary

CERTIFICATION

The undersigned hereby certifies that he or she has read, understands and agrees to comply with the Company’s Insider Trading Policy, a copy of which was distributed with this letter.

Date	Signature

Name (Please Print)

Approved: Corporate Governance Committee 01-16-2025  |  Board of Directors 01-17-2025